Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES FIRST QUARTER 2014
CONFERENCE CALL AND NOTICE OF ANNUAL GENERAL MEETING

April 28, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its first quarter 2014 financial and operating results via news release at or before approximately 6 a.m. MT (8 a.m. ET) on Thursday, May 8, 2014. Crescent Point management will host a conference call at 10:00 a.m. MT (12:00 p.m. ET) on May 8, 2014, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 800-952-4972 or 416-340-8527. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/5438 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 3951536. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

The Company also announces that its Annual General Meeting (“AGM”) will be held on Friday, May 9, 2014, at 10 a.m. MT (12 p.m. ET) in the ballroom of The Metropolitan Conference Centre of Calgary (333-4th Avenue S.W.). Shareholders are encouraged to attend.

For those unable to attend, a webcast presentation of the Company’s AGM will begin at approximately 10:15 a.m. MT (12:15 p.m. ET), following the conclusion of the business portion of the meeting.

To listen to this event, please enter http://www.gowebcasting.com/5461 in your web browser.

For more information about Crescent Point’s AGM and upcoming events, please visit www.crescentpointenergy.com.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of approximately $16 billion and an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone:   (403) 693-0020                                                                    Toll-free (U.S. & Canada): 888-693-0020
Fax:                (403) 693-0070                                                                    Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6